May 20, 2016

Jennifer Gowetski

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Global Medical REIT Inc.

Registration Statement on Form S-11
Filed April 1, 2016
File No. 333-210566

Ladies and Gentlemen:

Set forth below are the responses of Global Medical REIT Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 28, 2016, with respect to Registration Statement on Form S-11, File No. 333-210566, filed with the Commission on April 1, 2016 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-11 unless otherwise specified.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review. In this regard, please tell us whether the images you have included on the prospectus cover page are of properties you own.

RESPONSE: We acknowledge the Staff’s comment and we will supplementally deliver copies of any graphics, maps, photographs, and related captions or other artwork including logos that we intend to use in the prospectus; however, at this time, we do not expect to include any graphics, maps, photographs, and related captions or other artwork including logos other than what is already included in the Registration Statement. We also note that we have replaced the images included on the inside front cover of the prospectus and confirm that these new images are of properties we own.

4800 Montgomery Lane, Suite 450, Bethesda, MD, USA, 20814

www.globalmedicalreit.com

Securities and Exchange Commission

May 20, 2016

Prospectus Summary, page 1

Overview, page 1

2.	You state on page 1 that your “12 healthcare facilities have a weighted average age of 10 years, which is the youngest in the listed healthcare REIT universe.” Please provide us with support for this statement. Clearly mark the specific language in the supporting materials that supports such statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

RESPONSE: We acknowledge the Staff’s comment and are supplementally delivering clearly marked support for the statement “12 healthcare facilities have a weighted average age of 10 years, which is the youngest in the listed healthcare REIT universe.” The support we are supplementally delivering was prepared specifically for us in connection with this offering.

Our Current Portfolio, page 7

3.	We note your disclosure on page 1 where you state that your current portfolio consists of “12 healthcare facilities located in eight states with approximately 244,329 leasable square feet.” We further note that, here and elsewhere in the prospectus, you include data on your seven primary properties, including one portfolio of six facilities. Please revise your disclosure here and throughout the prospectus to clarify, including providing additional detail regarding the six facilities in the Gastro One Medical Portfolio, or advise.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 1, 2, 10, 78 and 81 of the Registration Statement to clarify that our current portfolio consists of 12 healthcare properties, six of which are leased to the same tenant-operator.

Our Investment Pipeline, page 8

4.	With respect to any properties under discussion and with a view toward disclosure, please tell us the status of any negotiations to purchase such properties, describe your criteria for determining when you include a property in your pipeline, explain how you have identified such properties, clarify whether you have any relationship with the sellers and discuss the impact of timing and due diligence. In addition, please supplementally tell us the source of the aggregate purchase price and provide us with a discussion of your historical timing and the success rate of your historical pipeline investments.

RESPONSE: We acknowledge the Staff’s comment and advise the Staff that on April 19, 2016, we entered into a purchase and sale contract to acquire a 6,500 square-foot eye surgery center and 17,000 square-foot medical office building located in Wyomissing, Pennsylvania. Under this contract, we have until May 30, 2016 to complete our due diligence and we have the right to purchase this facility by July 20, 2016. On March 27, 2016, we entered into a non-binding letter of intent to acquire a 40,000 square-foot medical clinic and licensed ambulatory surgery center located in Shelton, Connecticut. We are currently negotiating the purchase and sales contract and have completed only preliminary due diligence. Timing for actual closing will depend on our ability to complete negotiation of and enter into a definitive purchase and sale contract with the seller and completion of our due diligence. We have revised our disclosure under “Summary” and “Our Business and Healthcare Facilities” of the Registration Statement to disclose the status of negotiations for each of these properties.

Securities and Exchange Commission

May 20, 2016

We advise the staff that the Company only considers a property to be part of its investment pipeline if the property satisfies the following criteria: (i) the owner or an owner’s representative has advised the Company that the property is available for sale, (ii) the Company has had active discussions with the owner regarding a potential purchase of the property and such discussions have not been terminated by either party, (iii) the Company has performed preliminary due diligence on the property and on the tenant-operator in order to ascertain whether the property and tenant-operator appear to satisfy the Company’s investment criteria, and (iv) the Company either has delivered a written proposal to the owner or is considering the preparation of a written proposal for delivery to the owner regarding a potential purchase of the property. We have revised our disclosure under “Summary” and “Our Business and Healthcare Facilities” of the Registration Statement to disclose our criteria.

We further advise the Staff that, historically, the period of time from the date on which the Company first begins discussions with a seller regarding a potential acquisition until the date on which the Company closes the acquisition has generally ranged from two (2) months to twelve (12) months. The actual period of time it takes the Company to complete any particular property acquisition varies considerably depending on several factors, including availability of capital and the time required to raise capital including debt financing, the pace at which due diligence can be completed, the pace and difficulty of negotiations with the seller, including negotiation of definitive documents, and the capacity of the Company’s or its advisor’s personnel to pursue the acquisition relative to other acquisition opportunities or operational priorities at the Company. We have identified the properties in our investment pipeline through our management team’s industry contacts and our strategic marketing.

We further advise the Staff that we do not have any existing commercial relationship with the owners or operators of the facilities in our investment pipeline. We have revised our disclosure under “Summary” and “Our Business and Healthcare Facilities” of the Registration Statement to clarify that we do not have existing relationships with the owners or operators of the facilities in our investment pipeline.

We further advise the Staff that, for each property in our investment pipeline, we have determined the estimated purchase price through a combination of (i) discussions with the seller, (ii) evaluating available market data for recent transactions involving similar properties in the subject market or in similar markets, (iii) applying a market capitalization rate based on market rental rates for similar properties in the subject market or in similar markets, (iv) evaluating construction or replacement costs for the property based on publicly available information regarding per square foot construction costs for similar properties in the subject market or similar markets and other factors we deem relevant.

Securities and Exchange Commission

May 20, 2016

Finally, in response to the Staff’s question about the success rate of our historical pipeline investments, we advise the Staff that, historically, we have evaluated many properties and have determined to make proposals on only a small percentage of the properties we have evaluated. However, on the properties where we have elected to make an acquisition proposal, we have ultimately completed the acquisition of all but one such property.

Properties Under Letter of Intent, page 8

5.	We note your disclosure that the properties for which you have non-binding letters of intent are sale-leasebacks. Please confirm that these properties or portions of such properties are not subject to existing leases or advise.

RESPONSE: We acknowledge the Staff’s comment and advise that the Reading, Pennsylvania properties, which we refer to as the Wyomissing Facilities, are no longer under a non-binding letter of intent, but are now under a purchase and sale contract as described in our response to Staff comment #4 above. We have revised the disclosure in the Registration Statement accordingly. In connection with the consummation of the acquisition of these facilities, we intend to enter into a new triple-net lease with the tenant-operator of each facility. We also advise that, upon closing of the acquisition of the Shelton, Connecticut facility, we intend to enter into a new triple-net master lease agreement. Following the closings of the acquisitions of each of these properties, the properties or portions of such properties will not be subject to existing leases other than the above-mentioned new leases we intend to enter into at closing of the acquisitions.

6.	We note your disclosure of the aggregate purchase price for each property. With a view toward disclosure, please tell us the source of each purchase price, the status of your negotiations following the nonbinding letter of intent, whether you have any relationship with the sellers, the status of due diligence and the expected closing of such acquisitions.

RESPONSE: We acknowledge the Staff’s comment and advise that for each property, we have determined the estimated purchase price through a combination of (i) discussions with the seller, (ii) evaluating available market data for recent transactions involving similar properties in the subject market or in similar markets, (iii) applying a market capitalization rate based on market rental rates for similar properties in the subject market or in similar markets, (iv) evaluating construction or replacement costs for the property based on publicly available information regarding per square foot construction costs for similar properties in the subject market or similar markets and other factors we deem relevant. We advise the Staff that we did not have any prior relationship with the sellers of these properties. For the status of our negotiations regarding the Wyomissing Facilities, please see the response to Staff comment #5 above. We are in the process of completing our due diligence on these facilities and expect to close within 30 days following the completion of the offering. For the Shelton, Connecticut property that we have under non-binding letter of intent, we are in the process of negotiating a purchase and sale contract and will perform our normal full due diligence investigation during the 45-60 day due diligence period allowed under such contract. While it is difficult to predict the timing of a closing for this acquisition given that we have not yet entered into a purchase and sale contract and we have not performed our full customary due diligence investigation, we would expect the closing to occur during the third quarter of 2016 if we are able to enter into a purchase and sale contract with the seller within the next 30-60 days.

Securities and Exchange Commission

May 20, 2016

Selected Case Studies, page 10

7.	Please revise to balance this disclosure by providing similar disclosure regarding your other properties or advise.

RESPONSE: We acknowledge the Staff’s comment and respectfully submit that our current disclosure with respect to our 12 properties is (i) fully compliant with the requirements of Form S-11 and (ii) provides sufficient information to investors. We included additional detail regarding our properties set forth in the Summary section under the caption “Selected Case Studies” in order to provide investors with examples of strategies we intend to pursue with other properties in the future. We respectfully submit that similar disclosure regarding all of our other existing properties is not required by Form S-11 and would not provide investors with any additional information relevant to an investment decision.

Summary Risk Factors, page 13

8.	Please revise here and in your risk factors section to provide more specific risk factor disclosure relating to your tenant concentration, including clarifying whether any tenant is responsible for more than 10% of your revenues, or advise.

RESPONSE: We acknowledge the Staff’s comment and have revised the risk factor on page 26 of the Registration Statement to clarify which tenants are responsible for more than 10% of our revenues.

Summary Financial Data, page 19

9.	We refer to your disclosure of FFO on page 21 as well as FFO and AFFO on page 55. Please reconcile FFO to net income for the same period. Additionally, please reconcile your disclosure of AFFO through FFO, as defined by NAREIT.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on pages 23 and 62 of the Registration Statement to include a reconciliation of FFO to net income and reconciliation of AFFO through FFO, as defined by NAREIT.

Risk Factors, page 22

10.	We refer to your disclosure regarding your investment pipeline in the summary, use of proceeds and business sections on pages 8, 50 and 72, respectively. We further note your statement that “there is no assurance that [you] will enter into definitive purchase [agreements] for [these facilities] or that [you] will close [these acquisitions].” Please revise your risk factor disclosure on page 24 or elsewhere to more specifically describe the risks associated with the uncertainty relating to the successful completion of the acquisitions in your pipeline.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on page 28 of the Registration Statement to include an additional risk factor regarding the risks associated with the uncertainty relating to the successful completion of the acquisitions in our pipeline.

Securities and Exchange Commission

May 20, 2016

Use of Proceeds, page 50

11.	We note your disclosure that “the underwriters have agreed that [a certain amount] of shares offered in this offering will be reserved for sale to investors identified by us with whom we have an existing relationship.” Please supplementally provide us with the details of the arrangement you have with the underwriters. Also include in your response a discussion of the arrangements, if any, you have made with the investors with whom you have a pre-existing relationship.

RESPONSE: We acknowledge the Staff’s comment and have included additional disclosure with respect to the arrangement on page 165 of our Registration Statement. At our request, the underwriters have reserved for sale at the initial public offering price up to 10% of the shares of our common stock being sold in this offering for certain identified investors with whom we have an existing relationship. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these investors will be offered by the underwriters to the general public on the same basis as the other shares in this offering. No advisory fee will be paid to Wunderlich relating to any shares sold to these identified investors, and the underwriting discount will be 1% per share for any such shares.

12.	Please revise your disclosure to provide the maturity date for the 8.0% convertible debentures held by ZH International and outstanding mortgage loan from Capital One. Refer to Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure to include the maturity date for the 8.0% convertible debentures held by ZH USA, LLC and the mortgage loan from Capital One on page 56 of the Registration Statement. Please note the debentures are held by ZH USA, LLC and not ZH International. We have revised our disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 56

13.	Please revise your disclosure here, or elsewhere as applicable, to describe how you monitor the credit quality of your tenant-operators.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on page 72 of the Registration Statement to describe how we monitor the credit quality of our tenant-operators.

Securities and Exchange Commission

May 20, 2016

14.	We note your disclosure beginning on page 59. Please revise your disclosure to provide tabular disclosure of all your contractual obligations or tell us why such information is not material. Refer to Item 303(a)(5).

RESPONSE: We acknowledge the Staff’s comment and advise that under Regulation S-K, Item 303(d), “a smaller reporting company is not required to provide the information required by paragraph (a)(5)” of Regulation S-K, Item 303.

Liquidity and Capital Resources, page 59

15.	Please revise your discussion to provide a quantitative summary of your anticipated sources and uses of cash. We note your disclosure on page 58 that you had consolidated net loss of $1,609,247 for the twelve months ended December 31, 2015, and that you have additional obligations with respect to your investment pipeline. We further note your disclosure in this section with respect to the loans secured by your properties. Please quantify the amounts of all of these and any other anticipated uses of cash over the next 12 months, and also provide a quantitative discussion of your available sources of cash. Please also discuss how you will address the shortfall if you are unable to raise the cash necessary to address your liquidity needs.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure beginning on page 69 to provide a quantitative summary of our anticipated sources and uses of cash, a quantification of the amounts of all anticipated uses of cash over the next twelve months, a quantitative discussion of our available sources of cash, and a discussion regarding how we will address the shortfall if we are unable to raise the cash necessary to address our liquidity needs.

16.	We note your disclosure on page 34 that you will rely on distributions from your operating partnership to pay any dividends you may declare on your common stock and to meet your obligations. To the extent there are restrictions on your operating partnership distributing cash to you that may materially impact your liquidity, please revise to so disclose. Refer to Instruction 6 to Item 303(a) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and confirm that there are no restrictions on distributions to us by our operating partnership that would materially impact our liquidity.

Scheduled Lease Expirations, page 72

17.	We note your disclosure on page 72. Please revise to provide a schedule of the lease expirations for each of the next ten years, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on page 86 of the Registration Statement to include a schedule of the lease expirations for each of the next ten years, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annualized base rent represented by such leases, and (iv) the percentage of gross annual rent represented by such leases.

Securities and Exchange Commission

May 20, 2016

Management, page 74

18.	Please revise to describe the business experience during the past five years of each director and executive officer, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. For example only, please see David A. Young’s and Kurt R. Harrington’s biographies.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 88 to 96 of the Registration Statement to describe the business experience during the past five years of each director and executive officer.

Executive Compensation, page 82

19.	We note your disclosure that “our advisor has informed us that, because the services performed by these officers or employees in their capacities as such are performed in a significant part, but not exclusively, for us, it cannot segregate...” Please revise your disclosure where applicable to discuss all other commitments of senior management. In addition, please revise to clarify, if true, that you do not reimburse your advisor for personnel costs, including salaries.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 101 of the Registration Statement to provide information about the other client of the advisor for which the advisor’s personnel, including those who serve as officers of the Company, provide services. We have also revised the disclosure on page 108 of the Registration Statement to explain that, under the management agreement, we will not reimburse any compensation expenses incurred by the advisor.

Our Advisor, page 86

20.	We note your advisor was formed to serve as a service provider to you and other real estate programs with investment objectives and structure similar to yours. Please revise to identify and describe the other real estate programs to which your advisor provides services.

RESPONSE: We acknowledge the Staff’s comment and advise that, at this time, the Company’s advisor has only one other client, American Housing REIT Inc., for which it provides services. The advisor provides management services for American Housing REIT Inc. under an agreement that is similar to the management agreement between the Company and the advisor. American Housing REIT Inc. is a Maryland corporation registered as a reporting company under the Securities Exchange Act of 1934, as amended, that currently focuses on acquiring single-family residential properties and operating them as rental properties. At this time, there are no other real estate programs or clients for which the Company’s advisor provides services. We have revised our disclosure on page 101 of the Registration Statement accordingly.

Securities and Exchange Commission

May 20, 2016

Note (2) Property Acquisitions Included in Pro Forma Financial Statements, page F-5

21.	We note that you have made several acquisitions subject to new or existing triple-net leases during 2015 and 2016. It appears that each of these acquisitions potentially represents a significant asset concentration at the 20% level. Please tell us what consideration you have given to providing full audited financial statements of the lessees or guarantors for the periods required by Rules 8-02 and 8-03 of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and have supplementally provided a spreadsheet showing the results of the significant asset concentration for each of our recent acquisitions. We have included the unaudited financial statements for March 31, 2016 and the audited financial statements for the years ended December 31, 2015 and 2014 with our financial statements. We are in the process of obtaining the audited financial statements of the remaining lessees or guarantors for the periods required by Rules 8-02 and 8-03 of Regulation S-X and hope to file such financial statements in our next amendment to the Registration Statement.

Note (3) Pro Forma Adjustments

Unaudited Pro Forma Statement of Operations Pro Forma Adjustments, page F-7

22.	For each of these adjustments, please provide greater detail regarding how the amounts were calculated and the assumptions used in the calculation. We may have further comment.

RESPONSE: We acknowledge the Staff’s comment and revised our disclosure on pages F-2 to F-9 of the Registration Statement to provide greater detail regarding how amounts were calculated and the assumptions used in the calculation.

Consolidated Statements of Operations, page F-10

23.	Please tell us how you determined that your presentation of only 4 months of operations in 2014 is in compliance with the requirements of Rule 8-02 of Regulation S-X.

RESPONSE: We acknowledge the Staff’s comment and have added financial statements and notes for the year ended August 31, 2014, in compliance with the requirements of Rule 8-02 of Regulation S-X.

Securities and Exchange Commission

May 20, 2016

Item 36. Exhibits and Financial Statement Schedules

24.	Please submit all exhibits as promptly as possible. If you are not in a position to file the legal and tax opinions, please provide draft copies for our review. In addition, we note the exhibit list includes “form of” agreements. Please tell us if you will be unable to file final, executed agreements prior to effectiveness of the registration statement. Please note that any such incomplete exhibit may not be incorporated by reference in any subsequent filing.

RESPONSE: We acknowledge the Staff’s comment and have supplementally provided draft copies of the legal and tax opinions for your review. We also note that we intend to file final, executed agreements prior to effectiveness of the registration statement.

* * * * *

Securities and Exchange Commission

May 20, 2016

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Daniel M. LeBey of Vinson & Elkins L.L.P. at 804.327.6310.

Very truly yours,

GLOBAL MEDICAL REIT Inc.

By:	/s/ David A. Young
Name:	David A. Young
Title:	Chief Executive Officer

Enclosures